UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  August 29, 2008                     /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2008 AND 2007

                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the six months ended June 30, 2008 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.


August 28, 2008

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
              (SEE NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                     JUNE 30,      DECEMBER 31,
                                                       2008            2007
                                                         $               $

                                     ASSETS


CURRENT ASSETS

Cash                                                    310,374         166,018
Short-term investments (Note 3)                         101,622       1,400,000
Marketable securities (Note 4)                           30,000          54,000
Amounts receivable, prepaids and deposits (Note 7)      155,330         256,451
                                                   ------------    ------------
                                                        597,326       1,876,469
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        4,847,689       4,493,081
                                                   ------------    ------------
                                                      5,445,015       6,369,550
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)       364,853          80,659

FUTURE INCOME TAX LIABILITIES                            38,746          38,434
                                                   ------------    ------------
                                                        403,599         119,093
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               12,302,572      11,487,909

WARRANTS (Note 6)                                     1,052,715         908,793

CONTRIBUTED SURPLUS (Note 7)                            821,896         821,426
ACCUMULATED OTHER COMPREHENSIVE
   (LOSS) INCOME (Note 2)                                (3,000)         21,000

DEFICIT                                              (9,132,767)     (6,988,671)
                                                   ------------    ------------
                                                      5,041,416       6,250,457
                                                   ------------    ------------
                                                      5,445,015       6,369,550
                                                   ============    ============

COMMITMENTS (Note 5)


APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS  , Director
--------------------

/s/ JERRY MINNI     , Director
--------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

EXPENSES

Accounting and audit                                     10,000          10,448          28,800          30,448
Corporate development and investor relations             72,799          61,156         245,673         116,305
General exploration                                     304,514         112,035         510,318         190,934
Legal and professional fees                              22,866          17,345          40,122          33,190
Management fees                                          24,875          23,542          49,750          45,417
Office and sundry                                        29,023          39,720          66,048          82,070
Rent                                                     13,464          19,670          32,118          43,891
Salaries                                                 72,629          78,567         158,748         207,533
Stock-based compensation (Note 6)                           470          39,824             470          39,824
Transfer agent and regulatory fees                       10,637          18,326          18,326          17,954
Travel                                                   12,455          34,466          34,466          67,198
                                                   ------------    ------------    ------------    ------------
                                                        573,732         455,047       1,184,839         874,764
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (573,732)       (455,047)     (1,184,839)       (874,764)
                                                   ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)

Foreign exchange                                        (12,792)        (18,638)         (1,714)        (21,163)
Interest income                                             708          25,704          14,447          28,311
Write-off of mineral properties (Note 5)               (124,347)       (250,956)       (971,990)       (250,956)
                                                   ------------    ------------    ------------    ------------
                                                       (136,431)       (243,890)       (959,257)       (243,808)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (710,163)       (698,937)     (2,144,096)     (1,118,572)

DEFICIT - BEGINNING OF PERIOD                        (8,422,604)     (5,081,981)     (6,988,671)     (4,662,346)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (9,132,767)     (5,780,918)     (9,132,767)     (5,780,918)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.02)          (0.02)          (0.06)          (0.04)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         37,424,827      31,718,046      35,973,495      26,733,319
                                                   ============    ============    ============    ============


--------------------------------------------------------------------------------
              INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                   THREE MONTHS     SIX MONTHS
                                                       ENDED           ENDED
                                                   JUNE 30, 2008   JUNE 30, 2007
                                                   ------------    ------------
                                                         $               $

NET LOSS                                               (710,163)     (2,144,096)

OTHER COMPREHENSIVE INCOME
Unrealized gain (loss) on available-for-sale
   marketable securities                                  6,000         (24,000)
                                                   ------------    ------------
TOTAL COMPREHENSIVE LOSS                               (704,163)     (2,168,096)
                                                   ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (710,163)       (698,937)     (2,144,096)     (1,118,572)
Items not affecting cash
   Write-off of mineral properties                      124,347         250,956         971,990         250,956
   Stock-based compensation                                 470          39,824             470          39,824
                                                   ------------    ------------    ------------    ------------
                                                       (585,346)       (408,157)     (1,171,636)       (827,792)
Change in non-cash working capital balances             103,356        (154,641)        166,886          80,380
                                                   ------------    ------------    ------------    ------------
                                                       (481,990)       (562,798)     (1,004,750)       (747,412)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                      (516,649)       (376,639)     (1,109,479)       (463,532)
Decrease (increase) in short-term investments           300,000      (2,922,692)      1,300,000      (2,822,692)
                                                   ------------    ------------    ------------    ------------
                                                       (216,649)     (3,299,331)        190,521      (3,286,224)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares and warrants                1,027,600       4,095,000       1,027,600       4,095,000
Share and warrant issue costs                           (69,015)       (333,895)        (69,015)       (333,895)
                                                   ------------    ------------    ------------    ------------
                                                        958,585       3,761,105         958,585       3,761,105
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                             259,946        (101,024)        144,356        (272,531)

CASH - BEGINNING OF PERIOD                               50,428         359,619         166,018         531,126
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    310,374         258,595         310,374         258,595
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
       INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2008            2007
                                                         $               $

SHARE CAPITAL

Balance at beginning of period                       11,487,909       7,804,571
Private placement                                     1,027,600       4,095,000
Warrant valuation                                      (141,968)       (368,550)
Shares issued for payment of agent's fees                     -          55,105
Shares issued for mineral properties                          -         333,000
Share issue costs                                       (70,969)       (431,217)
                                                   ------------    ------------
Balance at end of period                             12,302,572       11,487,909
                                                   ------------    ------------

WARRANTS

Balance at beginning of period                          908,793         498,025
Warrant valuation from private placement warrants       141,968         368,550
Warrant valuation from agent's warrants                  10,658          84,866
Warrant issue costs                                     (8,704)        (42,648)
                                                   ------------    ------------
Balance at end of period                              1,052,715         908,793
                                                   ------------    ------------

CONTRIBUTED SURPLUS

Balance at beginning of period                          821,426         524,845
Contributed Surplus as a result of stock
   options granted                                          470          39,824
                                                   ------------    ------------
Balance at end of period                                821,896         564,669
                                                   ------------    ------------

DEFICIT

Balance at beginning of period                       (6,988,671)     (4,662,346)
Loss for the period                                  (2,144,096)     (1,118,572)
                                                   ------------    ------------
Balance at end of period                             (9,132,767)     (5,780,918)
                                                   ------------    ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of period                           21,000               -
Transition adjustment - marketable
   securities (Note 2)                                    7,000           7,000
Net unrealized gain (loss) on
   available-for-sale marketable securities             (31,000)         26,000
                                                   ------------    ------------
Balance at end of period                                 (3,000)         33,000
                                                   ------------    ------------

TOTAL SHAREHOLDERS' EQUITY                            5,041,416       7,213,453
                                                   ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
 INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                              ---------  ------------------------------------------  ---------
                              ARGENTINA                     PERU                        USA
                              ---------  ------------------------------------------  ---------
                                                                                       WALKER
                                                                                        LANE,   ---------
                               MOGOTE      COCHA      LAGUNA      MITU      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance, beginning of period  2,788,995  1,172,809    258,350     56,927    108,869    107,131  4,493,081
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the period

Acquisition costs                     -          -     58,439          -     54,448          -    112,887
Assays                                -      3,485      4,856        709          -          -      9,050
Drilling                              -     44,906    396,033          -          -          -    440,939
Office                            1,285     36,347     62,075      6,911     29,674          -    136,292
Salaries and contractors             38     52,550    102,530     17,953    103,281          -    276,352
Supplies and equipment                -      1,266     20,451      1,669      4,621          -     28,007
Transportation                        -     18,892     68,841      7,208     25,860          -    120,801
Imagery and base maps                 -        511        103          -        175          -        789
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  1,323    157,957    713,328     34,450    218,059          -  1,125,117
Foreign value added tax             646     77,166          -     16,830    106,527          -    201,169
Future income tax                     -          -        312          -          -          -        312
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                              2,790,964  1,407,932    971,990    108,207    433,455    107,131  5,819,679

Write-off mineral properties          -          -   (971,990)         -          -          -   (971,990)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of period        2,790,964  1,407,932          -    108,207    433,455    107,131  4,847,689
                              =========  =========  =========  =========  =========  =========  =========


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amera Resources Corporation ("the Company") was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company.

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

         As of August 28, 2008, the Company had negative working capital of approximately $33,000. The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company also has substantial payment and work expenditure obligations for several of its optioned properties. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The June 30, 2008 unaudited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception. Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian GAAP. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         NEW ACCOUNTING POLICIES

         Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the six months ended June 30, 2008.

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, CAPITAL DISCLOSURES, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

                 (i)       qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                 (ii)      summary  quantitative  data  about what it manages as
                           capital.
                 (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                 (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, GOODWILL AND INTANGIBLE ASSETS, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURES, and Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862, requires disclosure of additional detail by financial asset and liability categories. Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       SHORT-TERM INVESTMENTS

         As at June 30, 2008 and December 31, 2007, the Company held short-term investments comprised of the following:

                                                         JUNE 30, 2008
                                              ----------------------------------
                                                     MATURITY         PRINCIPAL
                                                                           $
         12 month term deposit
            - 4.45% annual interest rate
              ($100,000 principal)            August 13, 2008           101,622
                                                                      ==========

                                                        DECEMBER 31, 2007
                                              ----------------------------------
                                                     MATURITY         PRINCIPAL
                                                                           $
         12 month term deposit
            - 4.45% annual interest rate      August 13, 2008         1,400,000
                                                                      ==========

         The term deposit is redeemable in full or in part at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       MARKETABLE SECURITIES

         At June 30, 2008, the Company held 100,000 (December 31, 2007 - 100,000) common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $30,000 (December 31, 2007 - $54,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur (see
         Note 2). The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).


5.       MINERAL PROPERTIES AND DEFERRED COSTS


                                 ----------------------------------------------     ----------------------------------------------
                                                 JUNE 31, 2008                                    DECEMBER 31, 2007
                                 ----------------------------------------------     ----------------------------------------------
                                  ACQUISITION      EXPLORATION                       ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL            COSTS        EXPENDITURES         TOTAL
                                       $                $                $                $                $                $
                                 ----------------------------------------------     ----------------------------------------------

         Argentina
            Mogote Property         1,389,309        1,260,460        2,649,769        1,389,309        1,259,140        2,648,449
         Peru
            Cocha                      28,768        1,048,008        1,076,776           28,768          890,051          918,819
            Laguna                          -                -                -          179,377           78,973          258,350
            Mitu                            -           77,203           77,203                -           42,753           42,753
            Other                     105,112          208,999          314,111           50,664           45,388           96,052
         USA
            Walker Lane, Nevada        97,010           21,336          118,346           97,010           21,336          118,346
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,620,199        2,616,009        4,236,208        1,745,128        2,337,641        4,082,769
         Proceeds on optioning of
            mineral properties        (33,000)               -          (33,000)         (33,000)               -          (33,000)
         Foreign value added tax            -          605,735          605,735                -          404,878          404,878
         Future income tax             21,810           16,936           38,746           21,810           16,624           38,434
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,609,009        3,238,680        4,847,689        1,733,938        2,759,143        4,493,081
                                 ============     ============     ============     ============     ============     ============

         (a)      Mogote Property

                  The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

                  On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

         (b)      Cocha Property

                  The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima. Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007. The Company holds a 100% interest in the property.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (c)      Laguna Project

                  On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007.

                  In the first quarter the Company terminated the option. Accordingly, the Company has written off $1,084,809 of costs capitalized to the property to date.

         (e)      Walker Lane Properties

                  On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company (100,000 shares were received on August 4,
                  2006). Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

         (f)       Junin and Humaro Properties

                  On October 1, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

                  In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed. No amounts have been capitalized to mineral properties and deferred costs to date.

         (g)      Loma Colorada Property

                  On December 21, 2007, the Company announced that it signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

                  Under the terms of this Agreement, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR. Each 1% NSR can be purchased by the Company for US $1,000,000. No amounts have been capitalized to mineral properties and deferred costs to date.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (h)      Toro Blanco, San Felipe and Sura Properties

                  On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. ("Geologix") to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.

                  In order to earn an initial  51%  undivided  interest in these projects, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

                  If the Company does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10% for an aggregate 70% interest in the property.

         (i)      Golden Amera Resources Inc. Joint Venture

                  On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel. The joint venture has not acquired any mineral properties to date, accordingly the Company's proportionate share of costs incurred have been recorded as general exploration expense.

                  On  May  7,  2008,   the  Company  gave  notice  that  it  was
                  withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

         (j)      Cercana Porphyry Copper Project

                  On June 25, 2008, the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project. The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt.

                  The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee is payable in respect of this transaction, subject to TSX Venture Exchange approval.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued - common shares                           JUNE 30, 2008                   DECEMBER 31, 2007
                                                  -----------------------------     -----------------------------
                                                     NUMBER              $             NUMBER              $

         Balance, beginning of period               34,506,036       11,487,909       21,748,592        7,804,571

         Private Placements                          7,340,000        1,027,600       11,700,000        4,095,000
         Warrants valuation                                  -         (141,968)               -         (368,550)
         For agent's fees                                    -                -          157,444           49,141
         For mineral properties                              -                -          900,000          333,000
         Less share issue costs                              -          (70,969)               -         (425,253)
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                     41,846,036       12,302,572       34,506,036       11,487,909
                                                  ============     ============     ============     ============

         (a) During the six months ended June 30, 2008, the Company completed the following:

                  i) a brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800. The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent's warrants in the first tranche and 12,000 agent's warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

                           The fair value of warrants and agent's warrants were as follows:

                           i) value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

                           ii)      value   assigned  to  the  277,600   agent's
                                    warrant was $10,658

                           The Black-Scholes Pricing Model was used to value the warrants and agent's warrants at $0.038 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 2.74%, expected volatility 76% and expected life of 1.7 years.

                  ii) a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

                           The value assigned to 1,935,000 warrants was $79,462. The Black-Scholes Pricing Model was used to value the warrants and agent's warrants at $0.05 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 3.26%, expected volatility 81% and expected life of 1.7 years.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

         (b)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Stock options granted are subject to a four-month hold period and exercisable for a period of five years.

                  During the six months ended June 30, 2008, the Company granted stock options to an employee to acquire 5,000 common shares of the Company and recorded compensation expense of $470 with a corresponding increase in contributed surplus.

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the six months ended June 30, 2008:

                           Risk-free interest rate            2.83%
                           Estimated volatility                86%
                           Expected life                    2.8 years
                           Expected dividend yield             0%

                  The fair value per share of stock options granted in the six months ended June 30, 2008, calculated using the Black-Scholes Option Pricing Model, was $0.09 per share. Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the changes in the number of stock options outstanding and exercisable for the six months ended June 30, 2008 is as follows:
                                                                      WEIGHTED
                                                                      AVERAGE
                                                     NUMBER       EXERCISE PRICE
                                                  ------------     ------------

                  Balance, beginning of period       3,432,000          0.53
                  Granted                                5,000          0.20
                  Expired                             (150,000)         0.40
                                                  ------------          ----
                  Balance, end of period             3,287,000          0.53
                                                  ============          ====

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at June 30, 2008, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND         EXERCISE
                    EXERCISABLE             PRICE             EXPIRY DATE

                       850,000               0.60             December 12, 2008
                       414,500               0.90             April 2, 2009
                        65,000               0.75             March 21, 2010
                       180,000               0.35             August 1, 2010
                       265,000               0.60             July 11, 2011
                        37,500               0.40             February 14, 2012
                        50,000               0.40             May 22, 2012
                     1,400,000               0.40             July 27, 2012
                        20,000               0.29             October 2, 2012
                         5,000               0.20             April 7, 2013
                     ---------
                     3,287,000
                     =========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agent's warrants outstanding at June 30, 2008 and the changes for the six months then ended is as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                      2008            EXERCISE
                                                     NUMBER            PRICE
                                                                         $

                  Balance, beginning of period      10,562,523          0.48
                  Granted                            3,947,600          0.18
                  Expired                           (1,412,000)         0.65
                                                  ------------          ----
                  Balance, end of period            13,098,123          0.37
                                                  ============          ====

                  Common shares reserved pursuant to warrants and agent's warrants outstanding at June 30, 2008 are as follows:

                      NUMBER         EXERCISE PRICE             EXPIRY DATE
                                            $

                      2,291,000            0.45                 December 8, 2008
                      1,296,963            0.45                 April 12, 2009
                      5,562,560            0.45                 April 19, 2009
                      2,000,600            0.18                 April 30, 2010
                         12,000            0.18                 June 12, 2010
                      1,935,000            0.18                 June 16, 2010
                  -------------           -----
                     13,098,123            0.37
                  =============           =====

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                         $

         Balance, December 31, 2007                                     821,426
         Contributed surplus as a result of stock options granted           470
                                                                   ------------
         Balance, June 30, 2008                                         821,896
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc., Golden Arrow and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

         Effective May 31, 2008 Astral withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

         During the six months ended June 30, 2008, the Company incurred fees of $229,243 (2007 - $305,864) to the Grosso Group: $277,418 (2007 -
         $352,402) was paid in monthly  payments and $48,175 (2007 - $46,538) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in other receivables, prepaids and deposits is a $95,000 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the six months ended June 30, 2008, the Company paid $43,750 (2007 - $43,750) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

         Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer who is a director of the Company. The agreement may be terminated at any time by the Company upon 30 days written notice. During the six months ended June 30, 2008, the Company paid $6,000 to IMA for these services. The Company terminated this agreement effective June 30, 2008.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the six months ended June 30, 2008.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



9.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:


                                                                  JUNE 30, 2007
                                 --------------------------------------------------------------------------------
                                   CORPORATE
                                    CANADA          ARGENTINA          PERU              USA             TOTAL
                                       $                $                $                $                $

         Current assets               552,237            2,899           42,190                -          597,326
         Mineral properties
            and deferred costs              -        2,790,964        1,949,594          107,131        4,847,689
                                 ------------     ------------     ------------     ------------     ------------
                                      552,237        2,793,863        1,991,784          107,131        5,445,015
                                 ============     ============     ============     ============     ============



                                                                         DECEMBER 31, 2007
                                 -------------------------------------------------------------------------------------------------
                                   CORPORATE        ARGENTINA          PERU           COLUMBIA            USA             TOTAL
                                    CANADA
                                       $                $                $                $                $                $

         Current assets             1,774,401            1,933           61,916           38,219                -        1,876,469
         Mineral properties
            and deferred costs              -        2,788,995        1,596,955                -          107,131        4,493,081
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,774,401        2,790,928        1,658,871           38,219          107,131        6,369,550
                                 ============     ============     ============     ============     ============     ============



10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company as follows:

                                                    SIX MONTHS ENDED JUNE 30,
                                                  -----------------------------
                                                      2008             2007
                                                        $                $
         Investing activities

         Accounts payable for mineral properties
            and deferred costs                         216,807                -
         Expenditures on mineral property interests
            and deferred costs                        (216,807)        (333,000)
         Shares issued for mineral properties                -          333,000
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============
         Financing activities

         Share and warrant issuance costs              (10,658)        (139,971)
         Warrants issued for payment of
            agent's fees                                10,658           84,866
         Shares issued for payment of agent's fees           -           55,105
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 28, 2008, should be read in conjunction with the Company's unaudited interim consolidated financial statements six months ended June 30, 2008 and 2007 and audited annual consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina and Peru will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

As of August 28, 2008, the Company had negative working capital of approximately $33,000. The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company also has substantial payment and work expenditure obligations for several of its optioned properties. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The June 30, 2008 unaudited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception. Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina, Peru and the USA. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN

The 7,060ha Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. The Company holds a 100% interest in the property. It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4,400m above sea level.

In 2006, surface exploration revealed two silver-copper soil anomalous zones and several copper-silver targets including the original Discovery Outcrop. An eleven-hole Phase I drill program focusing around the Discovery Outcrop was completed. Highlights from this program include: 30.23m of 2.67% copper and 24.1 g/t silver from hole CO-06-03 and 13.31m of 0.80% copper and 10.8 g/t silver, 18.01m of 1.93% copper and 17.2 g/t silver, 11.55m of 0.82% copper and 9.2 g/t silver from hole CO-06-02.

The 2007 exploration program included Phase II drilling and surface exploration carried out over the entire property. Three new zones of high-grade mineralization were identified from surface sampling: the North Cocha and South Cocha Zones host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization. The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target. Phase II drill program began during Q4 of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target. Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused. The most significant intercept from the Phase II program includes 37.9m averaging 3.61% copper and 38.2 g/t silver in vertical hole CO-07-20, up dip from mineralization intersected in CO-06-03.

The  Company  recently  completed  a total of 37.5 line  kilometres  of  Induced
Polarization (IP) and 39.7 line kilometres of ground magnetometer surveys covering the Central Cocha, South Cocha and East Cocha targets. The survey was conducted by VDG del Peru SAC (formerly, Val D'Or Geofisica) ("VDG"). A total of 25 IP lines and 27 magnetometer lines are spaced between 100m and 200m with lines extending from 1,200m to 2,000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys. The IP and magnetic studies succeeded in demonstrating that outcropping drill targets at Central and South Cocha have a geophysical signature and in addition identified several concealed targets within the Company's Cocha claim block.

The Central Cocha target forms a chargeability anomaly that corresponds to the mineralization intersected in drillholes and sampled on surface at the Discovery Outcrop Zone. A strong, broad chargeability anomaly crosscuts the down dip extension from the mineralized zone and resembles a sulfide-bearing intrusion starting at 200m depth beneath the surface. At South Cocha, a linear high chargeability anomaly corresponds with mineralized outcrop and is open to depth, while a parallel buried linear chargeability high delineates a second drill target to the northwest. At East Cocha narrow high grade gold-silver-copper mineralization corresponds to low chargeability, and is flanked by two strong chargeability highs concealed beneath alluvial cover.

The Company believes another drilling campaign is justified in order to test drill targets generated by the geophysical surveys, geochemical studies and geologic mapping on its South Cocha and East Cocha targets. Additional drilling would also test the large chargeability anomaly at depth beneath the Central Cocha zone.

All core was analyzed by ALS Chemex Laboratory ("ALS") in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, Vancouver, B.C. ("Acme"), with results comparing favorably to those from ALS. The technical information above was reviewed by Peter Ellsworth, Licensed Geologist, a Qualified Person as defined in National Instrument 43-101.

CERCANA PORPHYRY COPPER PROJECT, DEPARTMENT OF AREQUIPA

In Q2 of 2008 the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project. The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt. Regional mineralization is related to porphyry copper forming associated potassic and silicic alteration, quartz-tourmaline breccias and peripheral gold veins and stockwork. Major copper mines including Cerro
Verde, Cerro Negro, Cuajone, Quellaveco and Toquepala are aligned along the northwest trending Incapuquio-Chapi fault system.

The Cercana  property  encompasses  gentle  topography  largely  covered by thin
Tertiary  ignimbrite  volcanic  flows  and  quaternary  volcanic  ash.  Abundant quartz-tourmaline breccia boulders, used as an exploration guide in the district, are scattered across the property. Bedrock underlying the Cercana claims comprises granodiorite, dacite and monzonite porphyry, Yura Group quartzite roof pendants, quartz-tourmaline hydrothermal breccias and post-mineral rhyolitic volcanic ignimbrites. Copper oxide mineralization occurs in quartz-tourmaline breccia and is disseminated within altered monzonite.

In the course of the Company's technical due diligence on the property a total of 47 rock samples were collected, including several long composite chip samples from trenches and road cuts. Values range from <0.005 to 0.404 g/t gold, <0.02 to 302 g/t silver, 43 ppm to 2.5% copper and <1 to 411 ppm molybdenum. The average copper grade for all 47 rocks collected was 0.56% copper.

Surface oxide copper minerals include chrysocolla, malachite, tenorite, copper pitch, bronchantite and traces of chalcocite. These copper oxide minerals indicate a leached cap is present at surface on the Cercana property, and suggest that potential exits at depth for supergene enrichment. Targets on the property identified to date include copper-bearing breccia pipes, porphyry copper zones with supergene enrichment and quartzite-hosted stockwork disseminated gold in roof pendants.

The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee is payable in respect of this transaction, subject to TSX Venture Exchange approval.

The technical information above has been prepared by Peter Ellsworth, a "Qualified Person" as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru. The Company holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de
Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3,700m to 4,400m above sea level. Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone.

In Q1 of 2008 the Company carried out additional geologic mapping along with rock and soil sampling on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45m to 0.78m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1,200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimeter-scale lenses with calcite-pyrite-quartz gangue.

A total of 15 rock outcrop samples and 51 soil samples were collected. Rock channel samples were collected from mineralized mantos and adjacent wall rock. Highlights include chip samples assaying 6.33% copper and 336 grams per tonne silver over 0.75m and 7.16% copper and 534 grams per tonne silver over 0.20m. Soil samples were collected along three grid lines every 30m with lines spacing 250m and 500m. The lines are oriented perpendicular to the strike projection of the mantos and extend the grid toward the northeast from five earlier soils lines. Soil sample assays range from 3 to 359 ppm copper and 0.2 to 0.6 ppm silver.

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. The Company has completed an Induced Polarization (IP) and ground magnetic survey, conducted by VDG, over the down-dip projection of the mineralized zones. A Phase I diamond drill program at the Mitu Copper-Silver Project is planned for 2009.

Analytical determinations for results presented herein were conducted by ALS using gold fire assay with atomic absorption finish and ICP for multielement analyses. Peter C. Ellsworth, M.Sc., Licensed Geologist, a Qualified Person and reviewed the material above.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru. The Company holds a 100% interest in the 1,700 hectare property, which lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille. The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. No exploration work was carried out on the property during 2006 or 2007.

Subsequent to satisfactory completion of a community relations program the Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

FUYANI COPPER-GOLD PROPERTY, DEPARTMENT OF CUZCO

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco. The Company holds a 100% interest in the Fuyani property, acquired by direct staking. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David
A. Terry, P.Geo, a director of the Company, both Qualified Persons.

"MPDP" GROUP OF PROJECTS, JUNIN AND HUANCAVELICA DEPARTMENTS

The Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica
Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.

The Junin group of projects comprises the Huari (4,000 ha), Ocoro (2,000 ha), Rosas Pampa (1,500 ha) and Cinta Verde (2,000 ha) claim groups. The Huari property is the most advanced MPDP project of the Junin group and is located immediately south of the Cocha claim block. Four main zones of interest are identified: Puru Puru NW, Puru Puru SE, Llaulli, and Anas. Puru Puru NW, the most advanced prospect, hosts a mineralized zone extending over 200m in length and striking beneath soil cover, with widths between 15 and 30m. MPDP reports average assays of 1.2% Cu and 31 g/t Ag from the Puru Puru NW zone.

The Arequipa Group of Projects include the Humaro property (1,600 ha). Previous work focused on the Humaro claim block where reconnaissance geologic mapping and rock sampling identified a zone with anomalous copper mineralization, mostly as oxides, over an area of 2 km by 0.4 km. Values reported from MPDP rock samples grade up to 3.78% copper. The target is a buried copper porphyry stock beneath the copper mineralized veinlet system on surface.

The Company believs a program to evaluate and advance the properties in the future is warranted.

LOMA COLORADA, ANCASH DEPARTMENT

On December 21, 2007, the Company announced that it has signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1,500m east-west by 1,200m north-south.

The Company acquired a geochemical database for the property that includes gold and ICP multielement analyses of 315 surface rock chip, channel and colluvium composite samples collected across the Loma Colorada claim block. Rock samples were collected throughout the intrusive stocks and surrounding altered country rock. The results show consistently anomalous copper values ranging up to 1.07% copper along with elevated gold, silver, arsenic, molybdenum, lead and zinc. Due diligence sampling carried out by the Company confirm analyses reported in the property database.

The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada property is a large tonnage porphyry copper exploration target. Higher grade supergene and primary sulfide zones will be targeted at depth. The Company plans to aggressively explore the entire intrusive body. Since the property lies at moderate elevations (1,050m to 2,100m above sea level) exploration can be carried out year round. The Company plans to initiate exploration by constructing a four kilometre road, followed by dozer trenching, channel sampling, detailed geologic mapping, induced polarization (IP) studies and drilling.

Under the terms of this agreement, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR. Each 1% NSR can be purchased by the Company for US$1,000,000.

Samples reported on herein were analyzed by ALS. Peter C. Ellsworth, Licensed Geologist, a Qualified Person, has reviewed the analytical data on the property and has collected the check samples referred to above.

TORO BLANCO, SAN FELIPE AND SURA PROPERTIES, HUANCAVELICA DEPARTMENT, PERU

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. ("Geologix") to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru. The Toro Blanco, San Felipe and Sura Properties are situated within the Southern Peru Epithermal Gold-Silver Belt that hosts the Liam, Santa Rosa, Orcopampa and Rescatada deposits. All three properties are located in a highly prospective geological environment characterized by hydrothermally-altered and geochemically anomalous tertiary volcanic rocks typical of epithermal systems. This combined with nearby competitor activity and the location of the Geologix properties within the prolific Southern Peru Epithermal Gold-Silver belt makes these targets a high priority. A program of ground geophysics, detailed surface sampling and trenching aimed at delineating drill targets for testing by the end of 2008 will be commencing shortly.

Toro Blanco

The 900ha Toro Blanco Property is located in the Andean highlands 250 kilometres southeast of Lima. The property can be reached by the paved Libertador Highway and good quality dirt roads. Evidence of both high and low sulfidation gold mineralization is present on the Toro Blanco property where vuggy silica and quartz stockwork yield anomalous gold values. A total of 255 rock samples and 550 soil samples have been collected to date by Geologix defining a 1km by 1.5km gold-in-soil anomaly. PIMA clay mineral surveys, multi-element geochemistry and regional geologic mapping suggest a high sulfidation system with low sulfidation overprint. The primary target is a high-temperature zone of epithermal mineralization at a shallow depth beneath the surface. Detailed geologic mapping, induced polarization geophysical studies (IP) and trenching will be used to delineate drill targets.

San Felipe

The 400ha San Felipe gold property is located approximately 200 kilometres southeast of Lima and 60 kilometres northeast of the village of Huaytara. The heart of the San Felipe property can be reached by paved highway and improved dirt roads. On the San Felipe Property silicified ribs, pebble dikes and low sulfidation epithermal veins within a volcanic dome have been identified by Geologix work. A total of 201 rock samples and 229 soil samples have been collected to date. Gold values are associated with anomalous epithermal pathfinder elements arsenic-antimony-mercury. The primary exploration targets on San Felipe are high sulfidation mantos and low sulfidation veins. The Company plans detailed geologic mapping and induced polarization (IP) geophysical surveys to delineate drill targets.

Sura

The 1900ha Sura gold property is located approximately 200 kilometres southeast of Lima, and 50 kilometres east of the village of Huaytara, a local source of supplies and accommodations. The paved Libertador highway (Pisco - Ayacucho) provides good access to the Sura area. Local dirt roads allow vehicle travel to the core of the property. The Sura Property covers a 300m by 550m gold-in-soil anomaly. A larger but more poorly defined gold-in-soil anomaly extends 1.5km by 300m. A total of 160 rock samples and 180 soil samples have been collected from the property to date. Additional soil sampling is planned as well as geologic mapping and induced polarization (IP) surveying to outline high sulfidation bulk mineable gold targets.

Option Terms

In order to earn an initial 51% undivided interest in these projects, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

If the Company does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10 percent for an aggregate 70% interest in the property.

Peter  Ellsworth,  Licensed  Geologist,   Qualified  Person,  has  reviewed  the
information above.

LAGUNA GOLD PROJECT, PASCO DEPARTMENT

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007.

In early 2008 the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property. In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas. The option has been terminated. Accordingly, the Company has written off $971,990 of costs capitalized to the property to date.

ARGENTINA

MOGOTE PROPERTY, SAN JUAN PROVINCE

The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina. It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Xstrata's El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote. Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida. Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system. Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property in 2006, 2007 or 2008. A joint venture partner to advance the Mogote Project is currently being sought.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

USA

ROY AND HILLS PROPERTIES, NEVADA

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acres) Roy claim block and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5). This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. Astral is currently evaluating what addition work to carry out on the project.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

COLOMBIA

Effective June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel. The joint venture has not acquired any mineral properties to date.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

SELECTED QUARTERLY FINANCIAL INFORMATION AND SECOND QUARTER DISCUSSION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.



                            -----------------------------------------------------------------------------------------------------
                                      2008                                   2007                                  2006
                            -----------------------   ------------------------------------------------    -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (710,163)  (1,433,933)    (490,307)    (717,446)    (698,937)    (419,635)    (405,381)    (430,405)
Net Loss per Common Share
   Basic and Diluted             (0.02)       (0.04)       (0.02)       (0.02)       (0.02)       (0.02)       (0.02)       (0.02)
                            -----------------------   ------------------------------------------------    -----------------------

For the three months ended June 30, 2008, the Company reported a consolidated loss of $710,163 ($0.02 per share), an increase of $11,226 from the loss of $698,937 ($0.02 per share) for the three months ended June 30, 2007. The increase in loss is primarily a result of:

         (i) Corporate development and investor relations increased by $11,643 to $72,799, compared to $61,156 during 2007, mainly due to increased costs associated with advertising and attendance to investor conferences.
         (ii) General exploration increased by $192,479 to $304,514 in the 2008 period from $112,035 in the 2007 period as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Peru and Colombia.
         (iii) Interest income decreased by $24,996 to $708 in the 2008 period from $25,704 in the 2007 period as a result of the Company reducing short-term investments.
         (iv) Write-off of mineral properties decreased to $124,347 in the 2008 period from $250,956 in the 2007 period. The 2008 write-off is a result of the Company terminating its option on the Laguna project in Peru.

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2008, the Company reported a consolidated loss of $2,144,096 ($0.06 per share), an increase of $1,025,524 from the loss of $1,118,572 ($0.04 per share) for the six months ended June 30, 2007. The increase in the loss in 2008 period, compared to the 2007 amount, was due to a number of factors of which $310,075 can be attributed to increases in operating expenses and by a $715,449 decrease in other income items, primarily as a result of the increase in write-off of mineral properties.

During the six months ended June 30, 2008 the Company capitalized $1,969 of expenditures on the Mogote property in Argentina. In addition, the Company capitalized $235,123 of expenditures on the Cocha property, $51,280 on the Mitu property and $324,586 on Other Properties in Peru. See the "Exploration Projects" section above for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2008 was $310,374, an increase of $144,356 from December 31, 2007. Short-term investments balance decreased to $101,622 at June 30, 2008 from $1,400,000 at December 31, 2007. Total assets decreased to $5,445,015  at June 30, 2008 from  $6,369,550 at December 31, 2007.
This decrease is primarily due to the decrease in short-term investments and the write-off of mineral properties during the period.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. For the six months ended June 30, 2008, the Company recorded interest income of $14,447 compared to $28,311 in 2007, primarily as a result of the decrease in short-term investments.

The Company has financed its operations through the sale of its equity securities. The Company closed a brokered private placement of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800. The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent's warrants in the first tranche and 12,000 agent's warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The Company also closed a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800 on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The Company has received $Nil from the exercise of warrants and options for the six month period ended June 30, 2008 (2007 - $Nil). As at August 28, 2008, the Company had negative working capital of approximately $33,000.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $1,004,750 for the six months ended June 30, 2008 compared to $747,412 for June 30, 2007 period due to increased activity levels.

FINANCING ACTIVITIES

Cash inflow from financing activities was $1,027,600 from the issuance of shares less $69,015 of share issue costs for the six months ended June 30, 2008 compared to $4,095,000 less $333,895 share issue costs for June 30, 2007.

INVESTING ACTIVITIES

Investing activities generated cash of $190,521 for the six months ended June 30, 2008 compared to using $3,286,224 for the period ended June 30, 2007. In the 2008 period, these investing activities included additions of $1,109,479 to mineral properties and deferred costs and a reduction of $1,300,000 in short-term investments. In the 2007 period, investing activities included additions of $463,532 to mineral properties and deferred costs and an increase of $2,822,692 in short-term investments.

RELATED PARTIES TRANSACTIONS

The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc., Golden Arrow and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

Effective May 31, 2008 Astral withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

During the six months ended June 30, 2008, the Company incurred fees of $229,243 (2007 - $305,864) to the Grosso Group: $277,418 (2007 - $352,402) was paid in monthly payments and $48,175 (2007 - $46,538) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in other receivables, prepaids and deposits is a $95,000 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the six months ended June 30, 2008, the Company paid $43,750 (2007 - $43,750) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.


Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer who is a director of the Company. The agreement may be terminated at any time by the Company upon 30 days written notice. During the six months ended June 30, 2008, the Company paid $6,000 to IMA for these services. The Company terminated this agreement effective June 30, 2008.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CONTRACTUAL COMMITMENTS

As of June 30, 2008, the Company had the following US dollar option payment and work expenditure commitments in relation to its mineral property projects:

                              -------------------------------------------------
                               LESS THAN     1 TO 3    GREATER THAN
                                1 YEAR        YEARS       3 YEARS       TOTAL
                                 US $         US $         US $         US $

US dollar commitments

    Option payments               75,000    2,370,000            -    2,445,000
    Work expenditures            100,000    3,900,000    9,000,000   13,000,000
                              ----------   ----------   ----------   ----------
                                 175,000    6,270,000    9,000,000   15,445,000
                              ==========   ==========   ==========   ==========


Further details of the Company's option payments and expenditure commitments are disclosed in Note 5 to the Company's June 30, 2008 interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

CICA Handbook Section 1400, GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the six months ended June 30, 2008.

CAPITAL DISCLOSURES

CICA Handbook Section 1535, CAPITAL DISCLOSURES, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

         (i) qualitative information about its objectives, policies and processes for managing capital.
         (ii)     summary quantitative data about what it manages as capital.
         (iii)    whether  during the  period it  complied  with any  externally imposed capital requirements to which it is subject.
         (iv)     when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

GOODWILL AND INTANGIBLE ASSETS

CICA Handbook Section 3064, GOODWILL AND INTANGIBLE ASSETS, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

FINANCIAL INSTRUMENTS DISCLOSURES

In March 2007, the CICA issued Section 3862 FINANCIAL INSTRUMENTS - DISCLOSURES, and Section 3863 FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862, requires disclosure of additional detail by financial asset and liability categories. Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During the six months ended June 30, 2008, the Company wrote off $971,990 of mineral property and deferred costs capitalized to the Laguna project. The Company has terminated the option agreement.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments are comprised of cash, short-term investments, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, amounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date. As at June 30, 2008, the fair value of the Company's marketable securities was $30,000.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2007 Management Discussion and Analysis and Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

         a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

         b)       an  active   Board   and   management   with  open   lines  of
                  communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

Management is responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has evaluated the design of the Company's internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide reasonable assurance.

During the period ended June 30, 2008, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Effective August 1, 2007 retained National Media Associates ("NMA") to provide investor relations services for US$7,000 per month. NMA will focus introducing the Company to broader institutional and retail investor audiences in the United States. The agreement can be terminated by either party with a 30-day notice.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at June 30, 2008, there were 41,846,036 outstanding common shares and 3,287,000 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.29 and $0.90 per share. In addition, there were 13,098,123 warrants outstanding, with an exercise prices ranging between $0.18 and $0.45 per share. More information on these instruments and the terms of their conversion are set out in Note 6 to the Company's June 30, 2008 unaudited consolidated financial statements.

As of August 28, 2008 there were 41,846,036 common shares, 3,287,000 stock options and 13,098,123 warrants outstanding.

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, NIKOLAOS CACOS, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF AMERA RESOURCES CORPORATION, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 28, 2008


/s/ NIKOLAOS CACOS
-------------------------------------
Nikolaos Cacos
President and Chief Executive Officer

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, ARTHUR LANG, CHIEF FINANCIAL OFFICER OF AMERA RESOURCES CORPORATION, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 28, 2008


/s/ ARTHUR LANG
-----------------------
Arthur Lang
Chief Financial Officer

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------